8/22

02049385

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Thoughtshare Communications

*CURRENT ADDRESS

PROCESSED

AUG 3 0 2002

**FORMER NAME

P THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 2442 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 8/22/02

82-2442

AR/S
3-31-02

THOUGHTSHARE COMMUNICATIONS INC.

Annual Report

for year ending March 31, 2002

President's Report to Shareholders

It is my pleasure to present the Company's Annual Report and Audited Financial Statements for the year ending March 31, 2002.

The past year was marked by a very difficult and challenging economy which saw the Company go through many changes. Despite all the difficulties that the Company faced due to the economic and investment climate, ThoughtShare continued to move forward on its business plan, albeit at a slower pace, and its accomplishments will benefit ThoughtShare in the long term.

During the year, we completed the vertical amalgamation between Meteor Technologies Inc. and ThoughtShare Communications Inc. to continue as ThoughtShare Communications Inc. The Company concluded a Rights Offering for $161,146, a private placement subsequent to year-end for $230,000, and has announced a private placement for proceeds of $250,000.

The appropriate steps have been taken to manage cash resources by reducing the monthly burn rate as diligently as possible while maintaining those areas that require expenditures. ThoughtShare launched the commercial versions of Thoughtscape Desktop and Thoughtscape server. The Company also signed a Letter of Intent to acquire Biobase, a biopharma software product from eMedia-IT Solutions Inc., assumed its sales relationships and retained its key employees.

On March 11, 2002, I presented a plan aimed at penetrating the life sciences market. The acquisition of the Biobase product allows us to make important inroads into the sector that we identified as having immense potential. We now have an immediate footprint with key clients in this important sector.

I look forward to the upcoming year and wish to express my sincere appreciation to the many people who have supported the Company's efforts, most importantly, our shareholders.

"Fred Fabro"

Fred Fabro, President

July 26, 2002

FORM 51-901F

Quarterly Report

Incorporated as part of:	**Schedules A, B & C**

ISSUER DETAILS:

NAME OF ISSUER:	THOUGHTSHARE COMMUNICATIONS INC. (formerly METEOR TECHNOLOGIES INC.)
ISSUER ADDRESS:	300 – 56 East 2nd Avenue Vancouver, B.C. V5T 1B1
ISSUER FAX NO.:	(604) 682-7785
ISSUER TELEPHONE NO.:	(604) 873-8724
CONTACT PERSON:	Blaine Bailey
CONTACT'S POSITION:	Chief Financial Officer & Director
CONTACT TELEPHONE NO.:	(604) 873-8724
WEBSITE:	www.thoughtshare.com
E-MAIL:	info@thoughtshare.com
FOR:	4th quarter ended March 31, 2002
DATE OF REPORT:	July 26, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Blaine Bailey"	**Blaine Bailey**	**2002/07/26**
SIGN (TYPED)	**NAME OF DIRECTOR**	**DATE SIGNED** (YY/MM/DD)
"Fred Fabro"	**Fred Fabro**	**2002/07/26**
SIGN (TYPED)	**NAME OF DIRECTOR**	**DATE SIGNED** (YY/MM/DD)

THOUGHTSHARE COMMUNICATIONS INC.
(formerly Meteor Technologies Inc.)

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2002

DAVIDSON & COMPANY Chartered Accountants A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of
ThoughtShare Communications Inc.
(formerly Meteor Technologies Inc.)

We have audited the consolidated balance sheets of ThoughtShare Communications Inc. (formerly Meteor Technologies Inc.) as at March 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY"

Vancouver, Canada

Chartered Accountants

June 14, 2002

A Member of *SC INTERNATIONAL*

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

THOUGHTSHARE COMMUNICATIONS INC.
(formerly Meteor Technologies Inc.)
CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31

	2002	2001
ASSETS		
Current		
Cash	$ 534,162	$ 340,408
Short-term investments	-	2,360,000
Receivables	18,802	54,884
Prepaid expenses and deposits	29,892	252,580
	582,856	3,007,872
Goodwill (Note 3)	-	1,582,107
Deferred development costs (Note 4)	2,686,570	1,988,880
Capital assets (Note 5)	322,758	453,645
	$ 3,592,184	$ 7,032,504
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 184,896	$ 130,527
Demand loan (Note 6)	195,000	-
Repayable contributions (Note 7)	130,000	60,000
	509,896	190,527
Non-controlling interest	-	1,657,008
	509,896	1,847,535
Shareholders' equity		
Capital stock (Note 8)	12,317,780	11,062,172
Share subscriptions received in advance	230,555	-
Deficit	(9,466,047)	(5,877,203)
	3,082,288	5,184,969
	$ 3,592,184	$ 7,032,504

Nature and continuance of operations (Note 1)
Commitments and contingencies (Note 13)
Subsequent events (Note 15)
On behalf of the Board:

"Blaine Bailey" Director "Fred Fabro" Director

The accompanying notes are an integral part of these consolidated financial statements.

THOUGHTSHARE COMMUNICATIONS INC.
(formerly Meteor Technologies Inc.)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED MARCH 31

	2002	2001
EXPENSES		
Advertising and promotion	$ 131,183	$ 783,407
Amortization	156,183	132,995
Amortization of goodwill	379,705	316,421
Audit and accounting	54,750	26,596
Bank charges and interest	4,354	16,841
Consulting	222,328	500,371
Investor relations	35,000	60,000
Legal fees	105,418	160,291
Occupancy costs	196,312	124,732
Operating costs	98,725	83,943
Office and miscellaneous	125,753	130,999
Recruitment	10,000	98,337
Salaries and benefits	1,071,561	941,749
Shareholders' communication	51,776	63,451
Trade shows and conferences	176,341	841,731
Transfer agent and filing fees	55,215	33,196
Travel, meals and entertainment	97,308	98,029
Loss before other items and non-controlling interest	(2,971,912)	(4,413,089)
OTHER ITEMS		
Interest income	112,770	173,660
Loss on disposal of assets	-	(4,813)
Write-off of goodwill (Note 3)	(1,202,402)	-
Loan bonus fee (Note 7)	(70,000)	-
	(1,159,632)	168,847
Loss before non-controlling interest	(4,131,544)	(4,244,242)
Non-controlling interest	542,700	1,716,434
Loss for the year	(3,588,844)	(2,527,808)
Deficit, beginning of year	(5,877,203)	(3,349,395)
Deficit, end of year	$ (9,466,047)	$ (5,877,203)
Basic and diluted loss per common share	$ (0.08)	$ (0.09)
Weighted average number of common shares outstanding	46,308,558	28,735,042

The accompanying notes are an integral part of these consolidated financial statements.

THOUGHTSHARE COMMUNICATIONS INC.
(formerly Meteor Technologies Inc.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED MARCH 31

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (3,588,844)	$ (2,527,808)
Items not affecting cash:		
Amortization	156,183	132,995
Amortization of goodwill	379,705	316,421
Write-off of goodwill	1,202,402	-
Loss on disposal of assets	-	4,813
Non-controlling interest	(542,700)	(1,716,434)
Loan bonus fee	70,000	-
Changes in non-cash working capital items:		
(Increase) decrease in receivables	36,082	(50,156)
(Increase) decrease in prepaid expenses and deposits	222,688	(252,580)
Increase in accounts payable and accrued liabilities	54,369	81,665
Net cash used in operating activities	(2,010,115)	(4,011,084)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of capital assets	(25,296)	(582,115)
Deferred development costs	(697,690)	(1,988,880)
Acquisition of subsidiary	-	2,119,221
Short-term investments	2,360,000	(2,360,000)
Net cash provided by (used in) investing activities	1,637,014	(2,811,774)
CASH FLOWS FROM FINANCING ACTIVITIES		
Amount due to related parties	-	(53,924)
Issuance of capital stock (net of issuance costs)	141,300	6,056,061
Share subscriptions received in advance	230,555	-
Repayable contributions	-	200,000
Demand loan	195,000	-
Net cash provided by financing activities	566,855	6,202,137
Change in cash during the year	193,754	(620,721)
Cash, beginning of year	340,408	961,129
Cash, end of year	$ 534,162	$ 340,408

Supplemental disclosures with respect to cash flows (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on March 29, 1984 under the Company Act of British Columbia and was continued under the Canada Business Corporation Act on December 18, 1996. During the current fiscal year, the Company increased its interest in its subsidiary, ThoughtShare Communications Inc. ("ThoughtShare") from 52.4% to 100%. On November 8, 2001, the Company and ThoughtShare completed an amalgamation, with the amalgamated company continuing as "ThoughtShare Communications Inc." (Note 3).

The Company is a developer of computerized knowledge technologies to extract and create knowledge from multiple information sources. To date, the Company has not earned significant revenues and is considered to be in the development stage.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future.

	2002	2001
Deficit	$ (9,466,047)	$ (5,877,203)
Working capital	72,960	2,817,345

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

Principles of consolidation

The 2002 and 2001 financial statements were consolidated and included the accounts of the Company and its subsidiary, ThoughtShare, up to the date when both companies amalgamated. The amalgamated company was then continued as "ThoughtShare Communications Inc" (Note 3). Significant inter-company balances and transactions have been eliminated upon consolidation.

Short-term investments

Short-term investments include highly liquid investments with original maturities greater than three months but less than one year when purchased. Short-term investments are carried at cost which approximates fair value.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets of the acquired business. Goodwill is amortized using the straight-line method over five years. Management periodically reviews the value and amortization period of goodwill. When circumstances or events indicate a possible decline in the net recoverable amount for goodwill, an evaluation, on an undiscounted basis, of the future expected cash flows related to the products which gave rise to the goodwill is undertaken. As the case may be, the carrying amount of goodwill is then adjusted accordingly.

Deferred development costs

Development costs (other than capital expenditures) relating to the development of Internet software products are expensed as incurred unless they meet Canadian generally accepted accounting principles for deferral and amortization. Deferred development costs are recorded at cost and are amortized upon commencement of commercial sales on a straight line basis over a period not exceeding three years. The Company reassesses whether it has met the relevant criteria for deferral and amortization at each reporting date. Development costs are reduced by related government assistance and grants.

Government grants

Government grants are recorded in the accounts when there is reasonable assurance that the Company has complied with, and will continue to comply with, all conditions necessary to obtain the grants.

Investment tax credits

Investment tax credits are accounted for using the cost reduction approach. Credits are recorded, when utilized, as either a reduction of the cost of applicable deferred costs or capital assets or credited in the statement of operations depending on the nature of the expenditures, which gave rise to the credits.

Capital assets

Capital assets are recorded at cost less accumulated amortization. Amortization has been provided on the following basis:

Computer equipment	30% declining balance
Computer software	100% declining balance
Office furniture and equipment	20% declining balance
Website development	5 years straight-line

One half of the normal rate will be claimed in the year of acquisition.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Stock options plan

The Company grants stock options to executive officers and directors, employees and consultants pursuant to a Tier 1 stock option plan described in Note 8. No compensation expense is recognized for this plan when stock options are granted or extended. Any consideration received on exercise of stock options is credited to capital stock. If common shares are repurchased, the excess or deficiency of the consideration paid over the carrying amount of the common shares cancelled is charged or credited to contributed surplus or deficit.

Income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments in accordance with the new recommendations of the Canadian Institute of Chartered Accountants. The new standard has been applied on a retroactive basis and had no material impact on the amounts presented. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. Fully diluted loss per share amounts have not been presented as the effect of outstanding options and warrants are anti-dilutive.

Basic loss per share is calculated using the weighted-average number of shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. BUSINESS COMBINATION

During fiscal 2001, the Company increased its investment in ThoughtShare from 35% to 52.4% by subscribing to additional ThoughtShare common shares for $5,612,148 in cash and shares. This increase in shareholdings in ThoughtShare has been accounted for by the purchase method, whereby the Company has been identified as the acquiror.

3. BUSINESS COMBINATION (cont'd...)

The details of the acquisition/business combination are as follows:

Current assets	$ 7,638,011
Deferred development costs	356,760
Capital assets	163,592
Goodwill	1,898,528
Current liabilities	(931,301)
Repayable contributions	(140,000)
Non-controlling interest	(3,373,442)
Total purchase price	$ 5,612,148

An amount of $1,898,528, representing the excess fair value of consideration given over the book value of ThoughtShare's net assets acquired, was recorded as goodwill. During the year ended March 31, 2002, management decided to write-off the unamortized goodwill balance of $1,202,402 due to a slow down in the technological sector and other relevant factors of the business.

Pursuant to an Unanimous Shareholder's Agreement dated June 19, 2000 and amended 2001, the non-controlling interest exercised its put right, and effective August 22, 2001, the Company issued 24,365,695 common shares to acquire the remaining 6,585,323 outstanding shares or 47.6% of ThoughtShare. This non-arm's length acquisition of ThoughtShare, effected by a share exchange, has been accounted for on these financial statements by recording a reduction to non-controlling interest and a corresponding issuance of capital stock at the non-controlling interest carrying value of $1,114,308 (Note 8).

On November 8, 2001, the Company and ThoughtShare completed a statutory amalgamation, with the amalgamated company continuing as "ThoughtShare Communications Inc."

4. DEFERRED DEVELOPMENT COSTS

	2002	2001
Balance, beginning of year	$ 1,988,880	$ -
Technical consulting fees	139,804	1,186,455
Salaries and benefits	794,299	1,002,425
Less: government grants and investment tax credits	(236,413)	(200,000)
	697,690	1,988,880
Balance, end of year	$ 2,686,570	$ 1,988,880

5. CAPITAL ASSETS

	2002			2001		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 208,398	$ 99,704	$ 108,694	$ 216,733	$ 49,232	$ 167,501
Computer software	106,841	89,541	17,300	88,867	39,543	49,324
Office furniture and equipment	105,547	36,194	69,353	104,695	19,042	85,653
Website development	200,210	72,799	127,411	185,405	34,238	151,167
	$ 620,996	$ 298,238	$ 322,758	$ 595,700	$ 142,055	$ 453,645

6. DEMAND LOAN

The demand promissory note of $195,000 was due to a company with common directors on or before April 30, 2002 with interest accrued at 8% annually, compounded monthly and accrued, and secured by the assets of the Company under a general security agreement.

Subsequent to March 31, 2002, the loan was repaid with interest of $3,590.

7. REPAYABLE CONTRIBUTIONS

Pursuant to a Product Development Fund Agreement ("Agreement") dated July 15, 1999, ThoughtShare has agreed to perform certain research and development work and the British Columbia Advanced Systems Institute ("ASI") has agreed to advance loan funding for the work totalling $200,000, upon confirmation of expenditures from ThoughtShare under the terms and conditions set in the Agreement.

As at March 31, 2002, an amount of $60,000 plus the loan bonus fee of $70,000 were outstanding and owing to ASI. Subsequent to year end, the Company settled the debts by issuing the following common shares to ASI:

a) 529,412 common shares of the Company for settlement of $60,000 in accordance with the terms of the Agreement; and

b) 411,764 common shares of the Company for settlement of the loan bonus fee amount of $70,000.

8. CAPITAL STOCK

	Number of Shares	Amount
Authorized		
Unlimited voting common shares without par value		
Unlimited non-voting common shares without par value		
Unlimited senior preference shares without par value		
Unlimited junior preference shares without par value		
Issued, voting common shares:		
Balance at March 31, 2000	20,952,702	$ 4,361,270
Warrants exercised	4,435,081	1,718,952
Stock options exercised	135,000	41,850
Private placement	5,000,000	4,740,000
Debt settlement	210,000	210,000
Finders' fee	253,295	152,119
Less: issuance costs	-	(162,019)
Balance at March 31, 2001	30,986,078	11,062,172
Put right option exercised (Note 3)	24,365,695	1,114,308
Stock options exercised	44,050	6,608
Rights offering	947,920	161,147
Less: issuance costs	-	(26,455)
Balance at March 31, 2002	56,343,743	$ 12,317,780

Escrow shares

Included in issued capital stock are 12,182,847 common shares of the Company which are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without the consent of the regulatory body having jurisdiction thereon.

Stock options

The Company follows the Tier 1 Stock Option Plan, under which it is authorized to grant options to executive officers, directors, employees and consultants enabling them to acquire by way of options granted under the plan and outside of the plan up to and not exceeding 20% of the issued common shares of the Company. Under the policies, the exercise price of each option equals the closing market price of the Company's stock as calculated on the day preceding the date of grant. The options can be granted for a maximum term of 10 years.

8. CAPITAL STOCK (cont'd...)

Stock options

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of Shares		Weighted Average Exercise Price
Outstanding and exercisable at March 31, 2000	1,190,000	$	0.26
Granted	150,000		1.24
Exercised	(135,000)		0.31
Outstanding and exercisable at March 31, 2001	1,205,000		0.38
Granted	6,467,760		0.15
Exercised	(44,050)		0.15
Expired or cancelled	(631,904)		0.16
Outstanding and exercisable at March 31, 2002	6,996,806	$	0.17

As at March 31, 2002, director and employee stock options were outstanding enabling the holders to acquire the following number of common shares:

Outstanding Stock options	Exercise Price	Expiry Date
100,000	$ 0.25	June 12, 2002 (subsequently expired)
55,000	0.25	July 23, 2002
820,729	0.15	December 31, 2002
1,000,000	0.25	September 9, 2004
18,500	0.27	January 2, 2003
4,722,298	0.15	April 30, 2002 – November 30, 2006
280,279	0.15	January 14, 2007

As at March 31, 2002, the weighted average remaining contractual life of stock options is 2.66 years (2001 – 3.07 years).

8. CAPITAL STOCK (cont'd...)

Warrants

At March 31, 2002, warrants were outstanding enabling the holders to acquire the following number of shares:

Number of Warrants	Exercise Price	Expiry Date
2,686,714	$ 1.25	April 20, 2002 (subsequently expired)
473,960	0.30	August 15, 2002
1,022,500	1.80	August 29, 2002
140,000	0.25	September 9, 2002
130,000	0.25	September 13, 2002

9. RELATED PARTY TRANSACTIONS

During the year ended March 31, 2002, the Company entered into the following transactions with related parties:

a) Paid or accrued $97,000 (2001 - $202,000) in consulting fees to directors and officers of the Company and a company with common directors.

b) Paid or accrued $216,670 (2001 - $216,670) in salaries and benefits to directors of the Company.

c) Paid $35,000 (2001 - $60,000) for investor relations to a company of which a principal of the company is a former officer of the Company.

d) Paid or accrued $Nil (2001 - $11,583) for reimbursement of rent, furniture and office expenses to a company of which a director of the Company is an officer.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10. INCOME TAXES

A reconciliation of income taxes at Canadian statutory rates with the reported taxes is as follows:

	2002	2001
Loss for the year before non-controlling interest	$ (4,131,544)	$ (4,244,242)
Expected income tax recovery at Canadian statutory rate	$ (1,636,091)	$ (1,893,781)
Non-deductible expenses	695,420	200,529
Other	(14,927)	(14,459)
Unrecognized tax benefit of non-capital losses	955,598	1,707,711
Total income taxes	$ -	$ -

10. INCOME TAXES (cont'd...)

Significant components of the Company's future income taxes assets and liabilities are as follows:

	2002	2001
Future income tax assets:		
Net operating loss available for future periods	$ 3,203,898	$ 3,144,934
Cumulative exploration and development expenses	352,554	397,247
Capital assets	160,939	1,671
Share issuance costs	46,877	57,835
	3,764,268	3,601,687
Valuation allowance	(3,764,268)	(3,601,687)
Net future tax assets	$ -	$ -

The Company has not recorded the potential future income tax benefits to offset future taxable income for approximately $8,090,000 of Canadian operating losses which, if not utilized, expire at various dates commencing in 2003. Subject to certain restrictions, the Company also has resource expenditures and scientific research and experimental development expenditures available to reduce Canadian taxable income in the future years. Future tax benefits which may arise as a result of these losses and resource and research expenditures deductions have been recognized in these financial statements as a valuation allowance.

11. SEGMENTED INFORMATION

The Company currently conducts substantially all of its operations in Canada in one business segment, being the development of software products.

12. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	2002	2001
Cash paid during the year for interest	$ -	$ 10,225
Cash paid during the year for income tax	-	-

Significant non-cash transaction for the year ended March 31, 2002 included:

a) The issuance of 24,365,695 common shares with an agreed value of $1,114,308 pursuant to the exercise of a put right to acquire the remaining 47.6% of ThoughtShare's common shares (Note 3).

Significant non-cash transactions for the year ended March 31, 2001 included:

a) The issuance of 253,295 common shares with an agreed value of $152,119, as finder's fees.

12. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (cont'd...)

b) The issuance of 210,000 common shares with an agreed value of $210,000 pursuant to the purchase and assignment agreements with ASI.

13. COMMITMENTS AND CONTINGENCIES

a) Leases

ThoughtShare rents premises under operating leases which expire on July 31, 2005. Minimum annual lease payments required are approximately as follows:

Year	Minimum lease payments
2003	$ 238,708
2004	238,708
2005	139,246

b) In May 2001, the Company was notified of a possible claim alleging misappropriation of proprietary information in connection with ThoughtShare's Plan Bee software. The Company has rejected the claim and has heard nothing further from the claimant.

In the opinion of management, these claims are without merit and the Company will defend them vigorously. Management considers that the final resolution of these claims will not materially affect the Company's consolidated financial position or results of operations, consequently, no provision has been made for these claims in the financial statements.

14. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, deposits, accounts payable and accrued liabilities, demand loan, repayable contributions and share subscriptions received in advance. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

15. SUBSEQUENT EVENTS

Subsequent to March 31, 2002, the following events occurred:

a) The Company issued 1,352,941 common shares pursuant to a private placement for proceeds of $230,000 together with 676,470 non-transferable share purchase warrants enabling the holders to purchase 676,470 common shares at $0.30 per share until October 22, 2002.

b) The Company issued 3,700 common shares for proceeds of $555 pursuant to the exercise of stock options.

15. SUBSEQUENT EVENTS (cont'd...)

c) The Company issued 941,176 common shares at a price of $160,000 for settlement of debt with ASI (Note 7).

d) The Company signed a letter of intent dated May 31, 2002 to acquire eMedia IT Solutions Inc.'s ("eMedia") biobase technology and its business. In consideration of the acquisition, the Company agreed to the following:

i) Issue 5,864,156 common shares of the Company on the closing of a formal agreement, less 500,000 employee shares to be withheld and subsequently released under the terms of a pooling agreement for the purpose of employee retention.

ii) Issue an additional 2,932,078 common shares of the Company based on revenue milestones which is subject to revenue in the amount of $200,000 generated by current and new BioBase software sales within 6 months of a formal agreement.

All securities issued will be subject to an escrow period of 18 months from closing of the transactions. 25% of the securities will be issued on closing of the transaction and a further 25% every six months thereafter. The transaction is subject to finalization of a formal agreement and regulatory approvals.

SCHEDULE A: FINANCIAL INFORMATION

See attached audited financial statements for the year ended March 31, 2002.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See attached audited financial statements for the year ended March 31, 2002.
2. See Note 9 to the attached audited financial statements.
3. See Note 8 to the attached audited financial statements.
4. See Note 8 to the attached audited financial statements.
5. List of Directors & Officers:

Fred M. Fabro	Director & President
James J. Miller	Director & Chairman
Blaine Y. Bailey	Director, CFO
J. Steven Forth	Director
Dave Gadhia	Director
Eric J. Gerritsen	Director
Marilyn Wong	Corporate Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Description of Business

ThoughtShare Communications Inc. ("ThoughtShare" or the "Company") is a provider of software technologies that help people and organizations build, package and retain knowledge. ThoughtShare's primary product offering, Thoughtscape, is a tool targeting high-growth markets whose core business is centered on information and knowledge. Using Thoughtscape, knowledge can be built for specific purposes, and then quickly and easily integrated into workflows and business processes, in order to innovate, adapt, deliver on strategic objectives and achieve results.

ThoughtShare is a Vancouver-based public company that trades on the TSX Venture Exchange (the "Exchange") under the symbol THO.

Acquisition

As at June 30, 2001, Meteor Technologies Inc. ("Meteor") owned 52.4% of the private company ThoughtShare ("TSCI"). On August 14, 2001, Meteor completed the acquisition of the remaining 47.6% of TSCI's common shares, which was contemplated by a put (the "Put") included in the terms of an agreement among TSCI and its shareholders dated June 19, 2000, as amended June 19, 2001. The Put allowed the majority of TSCI's non-Meteor shareholders to require Meteor to purchase their shares which they elected to do. The Put was approved by Meteor shareholders at an Extraordinary General Meeting on June 12, 2000, and received final approval of the Exchange on August 22, 2001. In completing the transaction, Meteor issued 24,365,695 common shares. These shares are the subject of an 18-month escrow agreement and are also subject to a 4-month hold period.

On November 8, 2001, Meteor and TSCI completed a vertical amalgamation, with the amalgamated company continuing as "ThoughtShare Communications Inc."

Operations and Financial Condition

Marketing expenditures consisted of $131,183 in targeted advertising and promotion and $176,341 for tradeshows and conferences. During the year to date the Company attended industry specific trade shows in Seattle, New York and Chicago.

Consulting fees of $222,328 consisted of $56,150 for corporate development fees, $21,769 for general marketing services, $29,250 for communication fees, $3,950 paid to the advisory board, $1,680 paid for technical consulting, $12,529 for other, and $97,000 for management fees consisting of $48,000 paid to a director and $39,900 paid to an officer of the Company, and $9,100 paid for corporate communication fees.

Legal fees of $105,418 were paid in respect of corporate matters.

Occupancy costs of $196,312 were paid, consisting of building lease, parking, utilities and maintenance expenses.

Investor relations fees of $35,000 were paid to Janron Consulting Inc., a company of which the principal was an officer of the Company. Investor relations undertaken on behalf the Company consisted of investor and industry-related conferences, corporate updates, responding to inquiries from investors and mailings to investors. Since November 1, 2001, the Company has not accrued or paid any investor relations fees.

Salaries and benefits of $1,071,561 were paid, consisting of $947,959 for salaries and $123,602 for benefits to employees in administration, product marketing and marketing. $249,994 of this total was paid to two directors of the Company.

During the period, there were no material differences in the actual use of proceeds from the previous disclosure by the Company regarding its intended use of proceeds.

Financing Activities

On February 8, 2002, ThoughtShare announced that it received clearance from securities regulatory authorities to proceed with a rights offering to its shareholders in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario under its rights offering circular dated January 30, 2002. Each holder of common shares in the Company will receive one (1) right for every ten (10) common shares held on February 15, 2002 (the "Record Date). One (1) right will entitle the holder to purchase one (1) unit at a price of $0.17 per unit until 4:30 p.m. Toronto time on March 18, 2002. Each unit is comprised of one share and one-half warrant. Each whole warrant will entitle the holder to acquire one additional share for a period of 6 months from the Record Date at an exercise price of $0.30 per share. The warrants expire at 4.30 p.m. Toronto time, on August 15, 2002. A total of 947,920 shares and 473,960 warrants were issued under the offering.

The Company completed a private placement of 1,352,941 units at a price of $0.17 per until subsequent to the period. Each unit is comprised of one common share and one-half share purchase warrant. Each whole warrant is exercisable into an additional share of the Company at a price of $0.30 until October 22, 2002.

Also subsequent to the period, the Company announced a non-brokered private placement of up to 2,500,000 units at a price of $0.10 per unit for proceeds of $250,000. Each unit is comprised of one common share and one share purchase warrant. Each warrant is exercisable for an additional share of the Company at a price of $0.12 for a term of 12 months.

Options and Warrants

On June 5, 2001, the Exchange approved the extension of the expiry date for outstanding share purchase warrants from April 20, 2001 to April 20, 2002, in which each warrant entitled the holder to purchase an additional share of the Company at a price of $1.25. The warrants expired unexercised subsequent to the period.

On August 13, 2001, the Exchange approved the extension of the expiry date for 1,022,500 share purchase warrants, exercisable at a price of $1.80 each, from August 29, 2001 to August 29, 2002. As well, the Exchange approved the extension of expiry dates for outstanding share purchase warrants, exercisable at a price of $0.25 each, from September 13, 2001 to September 13, 2002 and from September 9, 2001 to September 9, 2002. A total of 270,000 warrants were extended, and excluded warrants held by insiders of the Company.

In September, 2001, a total of 205,000 stock options originally set a various prices were re-priced to $0.25. In addition, the Company's Tier 1 Stock Option Plan (the "Plan"), approved by shareholders at its 2001 Annual General Meeting, received approval from the Exchange. On November 14, 2001, options to purchase up to 5.98 million shares were granted under the Plan, representing the equivalent of options previously granted by TSCI which were cancelled prior to amalgamation. See Note 8 to the financial statements.

Appointment of Directors

At the Company's Annual General Meeting held on September 17, 2001, Steven Forth and Dave Gadhia were elected to the board of directors, joining Fred Fabro, Jim Miller and Blaine Bailey who were re-elected to the board.

On November 30, 2001, Eric Gerritsen was appointed to the board of directors of the Company.

Advisory Board

On August 23, 2001, ThoughtShare announced the appointment of e-learning experts Dr. Curtis Bonk and Dr. Richard Smith to ThoughtShare's Advisory Board.

On October 22, 2001, ThoughtShare announced the appointment of information visualization experts Jim Thomas and Dr. Kellogg Booth to TSCI's Advisory Board. Thomas and Booth are recognized thought leaders, motivators, and interdisciplinary scientists and both were past Chairs of the Association for Computing Machinery's Special Interest Group on Computer Graphics and Interactive Techniques (ACM SIGGRAPH).

Goodwill

Goodwill was written off during the year in the amount of $1,202,402, representing approximately 3¢ per share. This is a non-recurring expense item. The decision to write-off the unamortized goodwill is due to a slowdown in the technology sector and other relevant factors of the business.

Other Matters

On May 29, 2001, ThoughtShare announced the upgrade of its desktop application PlanBee. The latest release, PlanBee 2.0, features network installation for deployment in mid-market enterprises or departments within large organizations.

On May 17, 2001, legal counsel acting for ThoughtShare received notice regarding an individual considering legal proceedings against ThoughtShare. No legal proceedings have been commenced to date. See Note 13 to the financial statements.

On June 18, 2001, ThoughtShare announced the upgrade of its powerful Web-based solution, bZone™. The latest release, bZone 1.1, accelerates implementation by offering features such as batch file upload support and streamlined administration.

On October 31, 2001, ThoughtShare announced the launch of Thoughtscape—a new suite of personal e-research tools. Thoughtscape adapts to the way people work, allowing knowledge workers to get the most value from their research.

Convera (Nasdaq: CNVR) and ThoughtShare announced on December 18, 2001 that they reached a key strategic technology alliance to sell Convera's search and retrieval technology in conjunction with ThoughtShare's information-organization technology throughout North America. The companies will start with a focus on biotech and e-learning markets. The alliance agreement enables Convera's RetrievalWare® search and retrieval solution, which can intelligently access, organize and utilize the contents of 250 common corporate file formats and return results based on keyword or concept searches, to transparently work with ThoughtShare's technology. ThoughtShare's Thoughtscape technology helps researchers quickly visualize, organize and report relevant portions of those results to others in large enterprises and government departments.

On January 7, 2002, the Company announced that the Open Learning Agency (OLA) has gone live using Thoughtscape, ThoughtShare's information organizing solution, to assist in the development of its online education programs.

On January 30, 2002, the Company announced that it was selected by KMWorld as one of the 100 Companies That Matter in Knowledge Management. The list recognizes the 100 companies that best exhibit key qualities as determined by KMWorld: market makers, solutions technology makers, solutions service makers and infrastructure technology makers. ThoughtShare was selected from more than 1,500 companies, along with Accenture, Autonomy, IBM, Microsoft, Oracle, Sun Microsystems and Xerox.

On February 12, 2002, the Company announced that it has signed a Memorandum of Understanding (MOU) with YouAchieve Inc., a leading provider of hosted, competency-based Learning Management Systems and best-of-breed competency matched content. This agreement establishes a strategic relationship for the purpose of incorporating and distributing ThoughtShare's knowledge management products as a core component of YouAchieve's services. Under the terms of the agreement, ThoughtShare products will be integrated into YouAchieve's application service provider (ASP) offering, which will be marketed by both companies.

On March 11, 2002, the Company launched Thoughtscape 3.0, the Company's first full commercial release, which offers a number of improvements over its predecessor shareware product, PlanBee.

Subsequent Events

See Note 15 to the financial statements.

Liquidity

Working capital as at March 31, 2002, was $202,960 and the consolidated loss to March 31, 2002 was $3,518,071. The Company currently has sufficient funds to meet its current obligations. In future, the Company will need to raise additional funds to continue to conduct its marketing and sales programs. The Company is actively reviewing its financing options and intends to seek additional financing. Sources may include public or private financing, arrangements with corporate partners and from other sources. There can be no assurance that such funds will be available on favourable terms, or at all.

82-2442

THOUGHTSHARE COMMUNICATIONS INC.

ANNUAL INFORMATION FORM

For the Year Ended March 31, 2002

August 15, 2002

TABLE OF CONTENTS

CORPORATE STRUCTURE

Name and Incorporation

ThoughtShare Communications Inc. (the "Company" or "ThoughtShare") was formed as a result of the amalgamation on November 8, 2001, of ThoughtShare Communications Inc. and Meteor Technologies Inc. under the name "*ThoughtShare Communications Inc.*" pursuant to the *Canada Business Corporations Act.* Prior to amalgamation, ThoughtShare Communications Inc. was a private company, that had been continued under the *Canada Business Corporations Act* on April 28, 1999, and Meteor Technologies Inc. was a reporting issuer that had been continued under the *Canada Business Corporations Act* on December 18, 1996.

The Articles of Amalgamation provide that the Company is authorized to issue: an unlimited number of common shares without par value; an unlimited number of non-voting common shares without par value; an unlimited number of senior preferred shares without par value; and an unlimited number of junior preferred shares without par value.

As at August 15, 2002, there are 58,675,760 issued and outstanding common shares of the Company.

Subsidiary

The Company has no subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

The Company is a provider of software technologies that help people and organizations build, package and retain knowledge.

In November, 1999, Meteor Technologies Inc. ("Meteor"), a reporting issuer, purchased an initial 35% interest in the private company ThoughtShare Communications Inc. ("TSCI"). Pursuant to an Investment Agreement dated May 3, 2000, Meteor increased its equity interest in TSCI to 52.4% on a non-diluted basis upon completion of the closings of its investment on June 19, 2000 and October 23, 2000. Total consideration paid to TSCI was $4,732,841 for 5,246,990 shares of TSCI. This completion resulted in a change of business of Meteor to a research and development company.

On August 14, 2001, Meteor completed the acquisition of the remaining 47.6% of TSCI's common shares, which was contemplated by a put (the "Put") included in the terms of an agreement among TSCI and its shareholders dated June 19, 2000, as amended June 19, 2001. The Put allowed the majority of TSCI's non-Meteor shareholders to require Meteor to purchase their shares which they elected to do. The Put was approved by Meteor shareholders at an Extraordinary General Meeting on June 12, 2000, and received final approval of the Exchange on August 22, 2001. In completing the transaction, Meteor issued 24,365,695 common shares. These shares are the subject of an 18 month escrow agreement and are also subject to a 4-month hold period.

On May 31, 2002, the Company entered into a letter of intent with eMedia IT Solutions Inc. ("eMedia") to acquire eMedia's Biobase technology and its business. In consideration of the acquisition, the Company agreed to the following:

> i) Issue 5,864,156 common shares of the Company on the closing of a formal agreement, less 500,000 employee shares to be withheld and subsequently released under the terms of a pooling agreement for the purpose of employee retention; and
>
> ii) Issue an additional 2,932,078 common shares of the Company based on revenue milestones which is subject to revenue in the amount of $200,000 generated by current and new BioBase software sales within 6 months of a formal agreement.

All securities issued will be subject to an escrow period of 18 months from closing of the transaction. 25% of the securities will be issued on closing of the transaction and a further 25% every six months thereafter. The transaction is subject to finalization of a formal agreement and regulatory approvals.

Prior to fall of 1999, the Company's primary focus had been on mineral exploration in Canada. The Company's remaining property option, which was on the Carmon Creek Prospect, Alberta, lapsed in August, 2000. The Company had expended approximately $508,533 on this property.

NARRATIVE DESCRIPTION OF THE BUSINESS

General

The Company's head and operating office is located at 300 – 56 East 2nd Avenue, Vancouver, British Columbia, V5T 1B1.

Business of the Company

Overview

In today's information-based economy, knowledge is the critical asset that determines competitiveness. Organizations rely on the Internet as a central source of competitive information, but the result is more information than their users can intelligently handle or comprehend. Internet information tends to be raw, unstructured and delivered to the user in overwhelming quantities.

ThoughtShare helps knowledge workers overcome and master "information overload". By applying fundamental principles of human cognition, the Company has created dynamic Web-based interface software specifically designed for knowledge workers to use in shaping a mass of chaotic data into focused and organized information that supports organizational effectiveness and decision-making.

The Company's vision is to empower every knowledge worker with tools that truly assist their manipulation of pieces of information – from search to articulated solution – enhancing their ability to make sense of the mass of information available and construct useful knowledge.

ThoughtShare completed its flagship commercial product, *Thoughtscape*, in March 2002. The Company is targeting knowledge-intensive enterprises, and initial target markets are the life sciences and e-learning sectors. The Company's products enable the construction of knowledge, by gathering and connecting information and expertise obtained from internal databases and external sources. This capability helps knowledge workers, and the organization, to create, contain and control the intelligence that is useful to the enterprise.

Most recently, ThoughtShare acquired the intellectual property, ongoing sales relationships and core employees of eMedia-IT Solutions Inc., (specifically BioBase OS) which provides it with a vertical application for knowledge construction and retention in the biotechnology sector. The commercial version of BioBase OS has just been released (June, 2002).

BioBase OS is the first step in ThoughtShare's comprehensive partnership strategy to capture market share. This will lead to rapid growth as the Company leverages the revenue-based relationships of its partners.

The Company believes that building relationships with marketing distribution partners, OEM technology partners and strategic customers will fuel use and adoption among the targeted sectors. The Company continues to identify and contact strategic partners to ensure rapid distribution and deployment of its technologies. Partnership models include:

- royalty-based bundling of the Company's technology with software (large enterprise and workflow systems);
- building sales channels through hardware and media distributors;
- OEM licensing agreements with technology providers including search and taxonomy engine providers; and
- shared subscription royalties with content providers.

Milestones and Current Developments

1990 to 1995	Intelligent Graphic Interface (IGI) research program at Simon Fraser University completes five-year, $6 million study that led to the development of the Continuous Zoom method and the "detail in context" display algorithm.
April 1999	ThoughtShare secures exclusive license for CZWeb, the outcome application of the IGI program.
June 1999	ThoughtShare secures exclusive license for the Waymarking technology developed by DNA Media Services Inc.
October 2000	PlanBee 1.0 is launched. This is ThoughtShare's first commercially available product.
May 2001	PlanBee 2.0 released. Approximately 100,000 copies of the desktop application have been distributed.
September 2001	Meteor Technologies Inc. acquires 100 percent of ThoughtShare Communications Inc.
September 2001	Marketing distribution partnerships are signed to increase distribution and revenue potential of PlanBee.
November 2001	Meteor Technologies Inc. and ThoughtShare Communications Inc. amalgamate and continue as "ThoughtShare Communications Inc."
December 2001	Thoughtscape is implemented in Open Learning Agency.
December 2001	Strategic partnership agreement signed with leading search engine provider Convera Technologies Inc.
December 2001	Letter of Intent signed to form a technology partnership with Orincon Technologies Inc., to jointly develop solutions for the life sciences sector.
March 2002	Commercial version of Thoughtscape Desk Top and Thoughtscape Server are launched.
May 2002	Letter of Intent signed to acquire eMedia-IT Solutions Inc.'s biotech product and assume its sales relationships and retain key employees.

Industry Background and the Internet

Over the past 30 years, the world's leading economies have undergone a significant transformation from a production-based value system to a knowledge-based system. Knowledge workers, utilizing knowledge assets, are the key generators of value, replacing production workers operating factory assembly lines. These workers' ability to identify, capture, analyze and share information that is then converted into embedded knowledge is essential to a modern organization's success.

Organizational databases and the Internet are their primary source of information, and key vehicles for integrating relationships with customers, employees, suppliers and vendors into ongoing operations. The Internet continues to grow as a giant distributed database to which a growing number of users have increasingly faster access. Overall, the World Wide Web is expanding almost exponentially. It currently consists of 2.5 billion documents--up from 1 billion pages at the beginning of last year. The Web now grows at the rate of 7.3 million pages per day. At the end of 2000 there were 27,000,000 recognized domain sites. That number increases by 380,000 per week--a growth rate of 285% if projected over a full year.

Information Overload – A Big Problem

The wealth of information available to individuals through the Internet, intranets and extranets has a severe downside--information overload. Information overload occurs when individuals do not have the time or mental capacity to process information as fast as they receive it. As author Thomas Homer-Dixon wrote recently in **The Ingenuity Gap: How Can We Solve the Problems of the Future**?, "*The problem in our information economy is no longer information delivery...The problem is the interface between the material in our computers and desks and our cerebral cortexes. The critical bottleneck is cognitive; we simply can't shove information into our brains fast enough and cognitively process it fast enough to keep up with the speed of delivery.*"

Current systems provide fairly limited tools for dealing with information overload. Browsers, for instance, place cognitive burden on the user because the Internet is randomly organized and, to a great degree, the information available is unstructured. In the knowledge economy, as much as 60 percent of a worker's time is spent finding, assimilating, analyzing and summarizing information. Missing in this equation is a systems component that assists individuals to turn that information and data into a focused and organized package, or "intelligence cluster," for distribution to colleagues or customers.

Classifying and indexing the enormous amount of information content available on the Internet and the Web is the main goal of search engines and directory portals. However, the rapid growth of information has outpaced the capability of typical search engines to offer proper information retrieval. Further tools are needed that *start where search engines stop.*

Corporate portals have emerged as one means of controlling and filtering specific information for users. It is estimated that by the end of 2003, nearly 90% of large corporations will have moved into portal deployments. Portals present useful information from a variety of sources, both inside and outside an organization, on one user interface.

However, as valuable as portals and intranets have become, they still only represent part of the solution. Information contained in these repositories is often raw and unstructured. This information needs to be assembled into useful "knowledge" and then integrated into business processes and operations. A new managerial discipline, known as "knowledge management," has evolved to play that role.

Knowledge Management – An Emerging Solution

Knowledge management involves identifying, compiling and creating useful sets (chunks) of information about products, services and markets. Just as significantly, it involves turning that information into knowledge "assets" a corporation can use - to provide information and knowledge to users when and how they need it, during the course of working within or across core business processes. ThoughtShare's core business is developing and deploying knowledge technologies that address this fundamental need.

There has been a resurgence in the knowledge management sector. Fueling this new growth are two key factors:

1. Knowledge management has matured and the technology has progressed beyond early adoption.
2. Knowledge management has reached a point of convergence between technology and business strategy wherein the value of knowledge has taken on greater emphasis than ever before.

The goal of knowledge technology is to create knowledge-construction tools for knowledge workers. Typically, knowledge workers include researchers and market analysts monitoring economic conditions and competitors. They also include other professionals, such as marketing research executives, technology managers, scientists, teachers, technology transfer executives, financial analysts, investors, stockbrokers, financial planners, librarians, physicians, travel agents and many others.

According to International Data Corporation (IDC), by the year 2003, Fortune 500 companies will lose $31.5 billion due to inefficiencies resulting from intellectual rework, substandard performance, and the inability to find knowledge resources. The average annual cost for redundant effort is estimated at over $5,850 per employee. Hence, knowledge technologies that help individuals and companies create and manage knowledge assets more effectively, comprise a large and rapidly growing market.

IDC notes that spending on knowledge management software products is expected to increase to more than US$5.4 billion by 2004. An alternative study by Radicati Group estimated the knowledge management market will grow to $9.8 billion by 2004. The greatest opportunity lies in the sub-category known as "document storing and management", which is larger than all the other knowledge management sub-categories combined. Worldwide spending in document management alone is forecasted to reach US$33 billion in 2002, according to IDC and the Association for Information and Image Management International.

The ThoughtShare Knowledge-Management Solution

ThoughtShare's goal is to be a leading provider of knowledge technologies and knowledge-construction tools that help workers extract value from information, build knowledge and enable innovation. The Company's goal is to provide standard interface tools allowing its users to easily manipulate, reorganize, present and manage knowledge.

The Company's solutions help knowledge workers deal more effectively with information overload. Using key elements of visualization and cognitive science, the Company has created a user-friendly knowledge-work interface that allows workers to collect, collate and organize information from multiple sources – internal databases, the Internet and personal hard drives--as well as from other sources--into powerful clusters (packets) of knowledge that integrate into business processes and organizational workflows.

These Knowledge Paks "*crack the code*" of Knowledge Management – they turn Tacit Knowledge into Explicit Knowledge, and they turn Explicit Knowledge into Tacit Knowledge, by enabling the re-use and ongoing improvement of Explicit Knowledge contained in the Knowledge Paks.

Thoughtscape – A Server-Based Knowledge Management Application

ThoughtShare has recently completed the development of its flagship solution known as Thoughtscape. Thoughtscape is a server-based solution that assists the knowledge worker with the entire process that occurs after searching for and gathering information has stopped. This includes interacting with and manipulating information into visual clusters of information that can be accessed, shared, and used by any member of an organization. With Thoughtscape, search results can be grouped by similar taxonomies rather than simply by search-defined "relevancy". Furthermore, information can also be "activated", alerting the appropriate user should the monitored information change.

Thoughtscape has been designed using industry standard integration and communication protocols (including XML and Web Services) and serves as the core of ThoughtShare's product vision. As a result, ThoughtShare can easily customize Thoughtscape to work with complementary third-party products as well as custom-built applications to ensure that the needs of the customer are always met.

Initially, ThoughtShare intends to leverage the existing core technology of Thoughtscape to build customized versions of the application to meet the specific needs of its identified target market segments, initially life sciences and education/e-learning.

Target Markets

The Company's target markets, particularly for its flagship technology, include those business segments that depend on digital information as a critical asset of their operations, have a majority of their workforce comprised of knowledge workers, and depend on Web technologies. Specifically, these target markets are experiencing one or more important bottlenecks in their core business processes due to the inefficient and/or ineffective handling of critical organizational knowledge.

Internal and independent research undertaken by ThoughtShare shows companies in the fields of life sciences and education/e-learning fulfill this profile and are the primary initial target markets for its solution.

Life Sciences – The Market

The biotechnology and pharmaceutical industries' appetite for information technology products and services has never been stronger. IDC expects the Bioscience data management market to grow at a compound annual growth rate of 50% from US$2.2 billion in 2000 to US$11.6 billion in 2004. Market conditions have dictated exploring new ways to improve the drug discovery process to identify leads that can be developed into new medicines.

There are several factors for the interest in this sector. There are economic rewards for moving compounds along the drug discovery channel as well as trying to insure that compounds destined for failure, fail earlier. The cost of developing new medical products is daunting. Pharmaceutical companies spend an average of US$608 million (source: Lehman Brothers) and eight to twelve years to bring a new product to market. The opportunity cost of delays in product approval is typically considered to be around US$1 million per day. As well the process of drug development has become an extremely complex process.

ThoughtShare's components are a natural fit for this sector as the products assist the knowledge creation process by helping individuals gather, filter, organize and analyze information – turning it into knowledge that can be easily shared and presented to others.

Biotechnology Companies

Canada
Revenues: $1,021 million
Employees: 7,005
Companies: 331 private, 85 public

United states
Revenues: $25,319 million
Employees: 141,000
Companies: 1,115 private, 342 public

The Brookings Institute, 2002

Education/E-learning – The Market

The education industry has long understood the value in sharing knowledge since its core business is knowledge transfer. More recently, the education industry has embraced the concept of e-learning to offer its courses remotely. ThoughtShare's tools assist users in this space to develop, plan, and distribute curricula materials, as well as reinforce learning during the research process of studying.

Given that no single company commands greater than five percent of this market, the Company feels that there is an opportunity to position itself within this still evolving but high growth sector. US schools spent more than US$5 billion on education technology last year. Distance learning is the fastest growing component of the post-secondary education industry. IDC estimates that electronic corporate training will be an US$11 billion industry by 2003.

Sales, Marketing and Growth Strategy

ThoughtShare is pursuing key strategic relationships from which an integration of its core technology into third-party products and services will occur. ThoughtShare is forming relationships with the following partner types: OEM technology partners, third-party integration partners, search engine providers, and marketing distribution partners. ThoughtShare will also look to establish relationships with key customers in its identified target vertical markets, specifically the life sciences and e-learning markets.

The Company further intends to expand its business development activities by leveraging upon its existing contacts and industry partners. The Company has already begun to increase its profile and credibility by involving itself within Knowledge Management communities of practice.

Life Sciences – A Vertical Application with BioBase

In its acquisition of eMedia-IT Solutions' intellectual property (BioBase OS), ThoughtShare has access to its pilot sales program centered in Vancouver, BC. The pilot program established key reference able relationships with local companies in the pharma-biotech sector. These companies worked with Product Marketing to define user requirements, thus securing a commitment to the product and becoming the Company's first customers in the vertical.

The BioBase team has focused its sales and marketing efforts on a single, strategic vertical market - the biotechnology sector. To encourage industry adoption of digital submissions, the Food and Drug Administration (FDA) has released 21 CFR Part 11, stipulating standards for the storage and management of all files and records relevant to drug approval applications. Biotechnology companies (biotechs), and in particular the pharmaceutical sector (pharma-biotechs) face an immediate need for an electronic data (records / files) management solution that meets FDA compliance as the FDA has targeted 2002 for electronic filing compliance.

Subsequently, industry research groups such as the IDC, estimate the bioscience market for data management and data storage (hardware, software and services) to increase over the next four years from $2.2 billion in 2000 to $11.6

billion by 2004. This forecast represents over 50% compound annual growth, with the data storage market representing nearly 45% of revenue by the end of the forecast period.[1]

BioBase OS is a server application that establishes a central location for files typically stored on local drives and made accessible from anywhere in the world with an Internet connection, via a web browser interface. The server provides for key file management operations such as version control, usage tracking, user creation and permissions. The system is web-based and the user interface is designed to mimic Windows Explorer functionality (e.g., right click, folder display, etc.), ensuring familiarity and ease of use.

The product will be sold as a "bundled solution" which includes professional services and industry specific knowledge of "good practices" in electronic IP management, software, hardware, implementation/system integration, customization, training and support. Once critical mass has been achieved in the pharmaceutical and health sciences segments, the Company has the option to expand to related verticals such as agro-biotech and chemicals.

The Business Issue - Life Sciences: Compliance & Quality Management tools

Traditional companies like IBM and Documentum have aligned themselves with large consulting firms to build custom solutions that rely heavily on collaborative relationships and offer a very generalized product. Integrators are customizing these applications to support basic data management needs within this market. Cost of integration and training for these large-scale applications has proven prohibitive for many biotechs who wish to contain such a system to a specific area within the company or who are small to mid-sized.

The BioBase solution is powerful, self-contained and does not rely on collaborative partnerships to perform, yet will feed third party applications as required. The Company is positioned to deliver a competitively priced "in the box" IP management solution that addresses the specific needs of the biotech market.

Chart: Product Comparison

FDA Requirements	*BioBase OS v. 2.2*	***Integrators***		*MasterControl*
		Qumas DocCompliance	*Prelude DocuRoom*	
Authenticity	Login File information File history record	Enhanced user-configurable security model E-signatures (non-biometrics)		User-configurable security model Role permissions
Integrity	File versioning Audit trail	File versioning	File versioning	File versioning Role-based permissions
Confidentiality	Dynamic view File permissions	Controlled distribution of printed documents	File versioning Controlled file access	Controlled distribution
Non-repudiation	Audit trail	Audit trail		
Other	Web-based Notifications Customized Versioning Customized Rules	Workflow Notification Web client Documentum Integration with email	Lotus Domino.Doc DM Web client Email notification Workflow	Web client Workflow

[1] IDC Executive Insight *The Convergence of Biology and IT: Market Impacts of the Bioscience Era* (IDC #24168, March 2001). (http://www.idc.com:8080/EI/ei042001.htm)

Biotechnology companies respond strongly to relationship-based sales facilitated by industry consultants, recognized authorities and client referrals. It is a well-defined and tightly-knit sector with more than 1,700 biotechs in North America. Therefore, ThoughtShare's sales strategy is based on a direct sales approach augmented by a network of independent sales agents and integration partners.

Channels – Going To Market

OEM Technology Partners

The Company is looking to expand its technology partnerships with the aim of providing innovative components to existing, complementary technology providers. These relationships will be leveraged into developing a consolidated solution, posing a stronger value proposition to the customer.

Integration Partners

The Company is also establishing relationships with system integration partners and consulting organizations with demonstrated expertise in supplying knowledge management systems and processes to the areas of life sciences and education. Integration partners may also act as resellers for the ThoughtShare's product components and the partners will share in licensing royalties and service revenues resulting from the implementation and integration work secured.

Search Engine Providers

The Company believes there is opportunity to work with search technology vendors to co-market their respective product. ThoughtShare can assist search engine providers in differentiating their product offering by including personal e-research tools to support the discovery, organization and manipulation of information. Consequently, integrating with ThoughtShare could be a "value-added" and revenue generating partnership for both partners.

Example - Convera – A public company with revenues of US$50 million, Convera is a leading provider of information retrieval technologies that help content owners extract value from their content--text, images and video--over the Internet, intranets, set top boxes and wireless devices. Convera provides information retrieval technologies that are currently being integrated with ThoughtShare's solutions to address the needs of smaller biotechnology companies.

Marketing Distribution Partners

The Company will secure bundling and revenue sharing deals with software distributors, thereby seeding a targeted user base with its desktop application. The Company believes that these efforts will increase brand awareness and stimulate interest in its core applications.

Vertical Industry Providers

To demonstrate traction, the Company looks to secure strategic relationships with providers of complementary products and services within its targeted verticals of life sciences, e-learning/education, and financial services. By working directly with these end-user partners, the Company hopes to gain vertical expertise, establish complementary technology partnerships, gather user feedback, and access an expanded customer base.

Example - Open Learning Agency – A strategic customer in the e–learning environment, OLA is a provider of flexible and accessible learning opportunities that target K-12 to adult education. Their clients include post secondary and corporate environments. OLA uses ThoughtShare technology to enhance content resources as well as improve course delivery.

Revenue Model

The distribution of the Company's product will commence Q2 of Fiscal 2003, translating into purchases. The Company's revenue stream will commence in Q2 of Fiscal 2003 (Fiscal 03 started in April 2002). The Company's product revenue will be derived from one-time software acquisition and initial licensing fees, based on both a server and per-seat component, and annual maintenance and upgrade fees. The Company will also collect revenue from licensing, upgrade and maintenance from its desktop application. Consulting services and implementation support will generate additional sources of revenue.

Existing Solutions and Competition

Given the overwhelming need for maintaining some focus and order in an era of information overload, and the ongoing critical need to construct useful knowledge, many solutions – from basic to advance – have attempted to provide researchers, analysts, managers and other knowledge workers with ways to deal with the continual flood of information. Most solutions have focused their attention on search technologies that aim to find the most relevant results or offer some means of filtering the results. These solutions fail to understand that the key to successful knowledge management comes from the ability to organize information, construct knowledge, and use it to make smarter business decisions. In other words, these solutions are unable to support the process that's required after gathering the information.

Other solution's: bookmarks/favorites; alert/notification agents; content aggregators, including intranets, extranets, and portal solutions; and next generation search technologies. However, the majority of these solutions falls short or has failed to successfully solve the whole problem.

Competitors and Competitive Advantage

ThoughtShare has identified a few competitors who are engaged in the development and delivery of knowledge technologies and knowledge construction tools. The following describes a few of these key competitors and highlights ThoughtShare's key competitive position in relation to each solution:

Research Tools

TheBrain — TheBrain provides visual information environments that link data sources into a perusable graphical display. Designed for larger enterprises seeking to integrate information from document repositories, websites, databases, and other applications, TheBrain offers a single knowledge map that the company claims reflects the best thinking of an organization. TheBrain's proprietary visual user interface offers people a way to navigate the system and see how everything fits together in context.

TheBrain does little to assist the user in quickly exploring search results. TheBrain only provides a visual interface, ignoring those users who have a preference for a different cognitive style. In addition, once knowledge is discovered, few tools are available to keep you automatically updated to content changes. Likewise TheBrain provides few tools to allow one to easily share knowledge, specifically with regards to presentation formats.

Copernic — Copernic develops solutions related to intelligent agent technology, enabling businesses and individuals to access and manage the information available on the Internet, intranets, extranets, the Invisible Web, and corporate databases. The company's products aim to find ways to reduce the time people spend on searching for information. Copernic offers one of the leading meta-search software engines and their products can simultaneously access the best search engines on the Web and aggregate and integrate search results from a variety of information sources.

Copernic's products do not assist users in the process of constructing and retaining knowledge. Like many search engines, they assume that once information is found, the research journey has been completed.

Intelliseek — Intelliseek supplies enterprise intelligence solutions to Global 2000 enterprises. Its applications are used for online research and for consumer and competitive intelligence. Their product suite includes Bullseye, Profusion, Corporate Intelligence Service (CIS), and Enterprise Search Server (ESS). The company claims its products enable corporations to conduct market research, gain consumer and competitive intelligence, and increase knowledge equity to make informed decisions. Similar to Copernic, Bullseye is a meta-search engine that assists users in finding information, and Profusion provides technology to help monitor Web pages for changes.

Intelliseek offers little in the way of authoring tools to assist the individual researcher in extracting value from the information.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

(a) THREE YEARS ENDED MARCH 31, 2002 BY YEAR

	2000	2001	2002
(a) - Total Revenues ($)	Nil	Nil	Nil
(b) - Income (Loss) Before Other Income (Loss) ($)	(204,373)	(4,413,089)	(2,971,912)
- Income (Loss) Before Other Income (Loss), Per Share ($)	(.009)	(0.14)	(.05)
- Income (Loss) Before Other Income (Loss), Per Share - Fully Diluted ($)	(.008)	(0.12)	(.04)
(c) - Net Income (Loss) ($)	(1,051,343)	(2,527,808)	(3,588,844)
- Net Income (Loss) Per Share ($)	(.05)	(.08)	(.06)
- Net Income (Loss) Per Share - Fully Diluted ($)	(.04)	(.07)	(.05)
(d) - Total Assets ($)	1,616,902	7,032,504	3,592,184
(e) - Total Long Term-Debt ($)	Nil	Nil	Nil
- Retractable Preferred Shares ($)	Nil	Nil	Nil
- Redeemable Preferred Shares ($)	Nil	Nil	Nil
(f) - Cash Dividends Declared ($)	Nil	Nil	Nil
(g) - Not Applicable			

(b) TWO YEARS ENDED MARCH 31, 2002 BY QUARTER

	June 2000 1st Qtr.	Sept. 2000 2nd Qtr.	Dec. 2000 3rd Qtr.	March 2001 4th Qtr.	June 2001 1st Qtr	Sept. 2001 2nd Qtr	Dec. 2001 3rd Qtr	March 2002 4th Qtr
(a) -Total Revenues ($)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
(b) -Income (Loss) Before Other Income (loss) ($)	(240,683)	(873,024)	(2,107,209)	(1,192,173)	(943,055)	(786,799)	(720,264)	(521,854)
-Income (Loss) Before Other Income (Loss) Per Share ($)	(.01)	(.029)	(.068)	(.038)	(.03)	(.014)	(.013)	(.009)
-Income (Loss) Before Other Income (loss) Per Share - Fully Diluted ($)	(.01)	(.023)	(.057)	(.032)	(.026)	(.014)	(.010)	(.008)
(c) -Net Income (Loss) ($)	(154,335)	(522,379)	(1,153,511)	(697,583)	(552,952)	(566,766)	(681,346)	(1,787,780)
-Net Income (Loss) Per Share ($)	(.005)	(.017)	(.037)	(.023)	(.018)	(.010)	(.012)	(.031)
-Net Income (Loss) Per Share - Fully Diluted ($)	(.004)	(.014)	(.031)	(.019)	(.015)	(.010)	(.010)	(.028)

No dividends have been paid by the Company, and the Company has no plans to pay dividends in the foreseeable future.

MANAGEMENT DISCUSSION AND ANALYSIS

The Company's Management Discussion and Analysis relating to the consolidated audited financial statements for the fiscal year ended March 31, 2002, which is contained in Schedule C of the Company's BC Form 51-901F, is incorporated by reference herein and forms an integral part of this Annual Information Form.

Financial Conditions

For the year ended March 31, 2002, the Company's assets consisted of $582,856 in current assets, and $322,758 in capital assets.

For the previous fiscal year, current assets were $3,007,872, and capital assets were $453,645.

For the year ended March 31, 2002, the Company had current liabilities totalling $509,896 versus $190,527 for the previous year end.

Cash Flows

During the year ended March 31, 2002, the Company recorded cash flows of $193,754 as compared to the previous year end of ($620,721).

Liquidity and Capital Resources

The Company's consolidated financial statements have been prepared with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The operations of the Company are primarily funded by the issue of share capital, and the continued operations of the Company are dependent on its ability to develop a sufficient financing plan, and complete sufficient equity financing or generate profitable operations in the future. The Company had the following deficit and working capital (deficiency) as at the following dates:

Date	Deficit	Working Capital (Deficiency)
March 31, 2002	$9,466,047	$202,960
March 31, 2001	$5,877,203	$2,817,345

Results of Operations

The Company recorded a loss from operations of ($3,588,844) during fiscal 2002, as compared to ($2,527,808) during fiscal 2001.

Revenues were negligible. Administrative expenses decreased from $4,413,089 during fiscal 2001 to $2,971,912 during fiscal 2002, indicating a decrease in overall activity.

MARKET FOR SECURITIES

The common shares of the Company are publicly traded and listed on the TSX Venture Exchange under the symbol "THO".

DIRECTORS AND OFFICERS

The names and municipalities of residence, offices held within the Company and principal occupation of the directors and officers of the Company are as follows:

Name and Municipality of Residence	Office Held	Principal Occupation for the Last Five Years
FRED M. FABRO Surrey, British Columbia *President & Director*	Director since June 25, 1999; President since March 16, 2000	President of ThoughtShare Communications Inc. since March 2000; Senior Vice-President and General Manager of Highpoint Telecommunications Inc. from October 1998 to October 1999; founder, President & CEO of Datamax Telemanage-ment Inc. from 1993 to October 1998
JAMES J. MILLER Vancouver, British Columbia *Director & Chairman*	Director since July 6, 2000	Self-employed since September, 1999; previously President and Chief Executive Officer of Inex Pharmaceuticals from 1992 to 1999
BLAINE Y. BAILEY(1) Burnaby, British Columbia *Director and CFO*	Director and CFO since May12, 1999	CFO & Vice President, Finance of ThoughtShare Communications Inc. since April 2000; Accountant, July 1996 to present, Blaine Bailey Management Consultant
J. STEVEN FORTH(1) Vancouver, British Columbia *Director*	Director since September 17, 2001	Founder, Chairman, and Chief Executive Officer of DNA Media Services Inc.; Founder, CEO of Recombine Systems Ltd. since June 2001.
DAVE GADHIA(1) Burnaby, British Columbia *Director*	Director since September 17, 2001	President of Gateway Casinos Inc.
ERIC J. GERRITSEN Arlington, Massachusetts *Director*	Director since November 30, 2001	Senior Vice President of Global Alliances for Terra Lycos.
MARILYN WONG Burnaby, British Columbia *Corporate Secretary*	Secretary since September 17, 2001	Legal Assistant, ThoughtShare Communications Inc.; Office administrator of C Squared Developments Inc. since 1995

(1) Denotes a member of the Company's Audit Committee.

The Company's directors will hold office until the next annual general meeting of the Company scheduled for September 10, 2002. The directors and officers of the Company hold, as a group, 11,147,118 common shares, being approximately 19% of the number of common shares of the Company issued and outstanding as of August 15, 2002. The directors are not paid by the Company in their capacity as directors.

Corporate Cease Trade Orders or Bankruptcies

Marilyn Wong was an officer of Primero Industries Ltd. (now PMI Ventures Inc.), a reporting issuer which made a voluntary assignment in bankruptcy in March of 1999. Campbell Saunders Ltd. was appointed trustee of Primero Industries Ltd.

Penalties or Sanctions

No director or officer of the Company has, within the past ten years, been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority, or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

No director or officer of the Company has, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Conflicts of Interest

Some of the directors and officers of the Company have other business interests including involvement with other public companies. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the *Canada Business Corporations Act.*

ADDITIONAL INFORMATION

The Company will provide to any person, upon request to the Corporate Secretary of the Company:

(a) when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or when a preliminary short form prospectus has been filed in respect of a distribution of securities:

(i) one copy of the Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(ii) one copy of the comparative financial statement of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year;

(iii) one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders;

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i), (ii) or (iii) above; or

(b) at any other time, one copy of any other documents referred to above, provided the Company may require a reasonable charge if the request is made by a person who is not a security holder of the Company.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities, interests of insiders in material transactions, where applicable, is contained in the Company's Information Circular dated July 26, 2002, relating to the Annual General Meeting to be held on September 10, 2002. Additional financial information is available in the Company's comparative audited financial statements for the years ended March 31, 2002 and 2001.

82-2442

02 AUG 22 AM 11:07

THOUGHTSHARE COMMUNICATIONS INC.

Suite 300 – 56 East 2nd Avenue
Vancouver, B.C. V5T 1B1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting of the shareholders (the "Meeting") of ThoughtShare Communications Inc. (the "Company") will be held at the 2nd Floor Conference Centre, 888 Dunsmuir Street, Vancouver, British Columbia, on September 10, 2002 at 11:00 a.m. At the Meeting, the shareholders will receive the financial statements for the year ended March 31, 2002 together with the auditors' report on those statements and consider resolutions to:

1. elect directors for the ensuing year;

2. appoint Davidson & Company, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to determine the remuneration to be paid to the auditors;

3. approve by ordinary resolution of disinterested shareholders the amendment of the Company's existing Stock Option Plan to increase the number of shares reserved for issuance from 9,865,354 shares to 10,735,152 shares, as set out in the section of the information circular headed "Proposed Amendment to Stock Option Plan"; and

4. transact such other business as may properly be put before the Meeting.

All registered shareholders are entitled to attend and vote at the Meeting in person or by proxy. The board of directors requests all shareholders who will not be attending the Meeting in person to read, date and sign the accompanying proxy and deliver it to Computershare Trust Company of Canada, Attn: Shareholder Services, 6th Floor, 530 8th Avenue S.W., Calgary, Alberta, T2P 3S8. If a shareholder does not deliver a proxy to Computershare Trust Company of Canada at least 48 hours before the time of the Meeting (excluding Saturdays, Sundays and holidays), or any adjournment thereof, then the shareholder will not be entitled to vote at the Meeting by proxy.

An information circular and a form of proxy accompany this notice.

Dated at Vancouver, British Columbia the 26th day of July, 2002.

ON BEHALF OF THE BOARD

(signed) *Fred Fabro*

Fred Fabro, President

THOUGHTSHARE COMMUNICATIONS INC.

Suite 300 – 56 East 2nd Avenue
Vancouver, B.C. V5T 1B1

INFORMATION CIRCULAR

(as at July 26, 2002 except as otherwise indicated)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of ThoughtShare Communications Inc. (the "Company") for use at the annual general meeting (the "Meeting") of the shareholders of the Company to be held at the 2nd Floor Conference Centre, 888 Dunsmuir Street, Vancouver, British Columbia, on the 10th day of September, 2002, at 11:00 a.m.

The solicitation will be by mail. Proxies may also be solicited personally by regular employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by agents. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the registered shareholder's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the "Management Proxyholders").

A registered shareholder has the right to appoint a person other than a Management Proxyholder to represent the registered shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a registered shareholder.

VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the registered shareholder on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a registered shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

When so authorized by the registered shareholder, the enclosed form of proxy confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Computershare Trust Company of Canada, Attn: Shareholder Services, 6th Floor, 530 8th Avenue S.W., Calgary, Alberta, T2P 3S8, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies deposited subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deposit it with Computershare Trust Company of Canada** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On the date of the accompanying Notice of Meeting, the Company had 58,675,760 common shares issued and outstanding. All issued shares in the capital of the Company are of the same class and each carries the right to one vote.

Shareholders registered as at July 26, 2002 are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their proxies at the place and within the time set forth in the notes to the Proxy.

To the knowledge of the directors and senior officers of the Company, as of the date of this Circular, the following persons beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the issued and outstanding common shares of the Company:

Member	Number of Shares	Percentage of Issued Capital
CDS & Co. (1)	35,784,720	61%
Knight Ventures Ltd. (2)	7,030,000	12%

(1) The beneficial owners of shares held by depositories are not known to the directors or officers of the Company.
(2) Knight Ventures Ltd. is a private company.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed, unless otherwise sooner terminated. The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until its next annual general meeting or until their successors are elected or appointed. In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Circular. **Management does not contemplate that any of the nominees will be unable to serve as a director.**

The number of directors on the board of directors of the Company is currently set at a minimum of three to a maximum of twelve.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company and the number of shares of the Company which each beneficially owns directly or indirectly or over which control or direction is exercised as of the date of the Notice of Meeting:

Name, residence and positions, current and former, if any, held in the Company	Principal occupation for last five years	Served as director since	Number of securities owned or controlled at present[1]
JAMES J. MILLER Vancouver, British Columbia *Director & Chairman*	Self-employed since September 1999; previously President and Chief Executive Officer of Inex Pharmaceuticals from 1992 to 1999	July 6, 2000	4,440,000
FRED M. FABRO Surrey, British Columbia *President & Director*	President of ThoughtShare Communications Inc. from March 2000 to present; Senior Vice-President and General Manager of Highpoint Telecommunications Inc. from October 1998 to October 1999; founder, President & CEO of Datamax Telemanagement Inc. from 1993 to October 1998	June 25, 1999	1,948,090
BLAINE Y. BAILEY[2] Burnaby, British Columbia *Director &Chief Financial Officer*	CFO & Vice President, Finance of ThoughtShare Communications Inc. from April 2000 to present; Accountant, July 1996 to present, Blaine Bailey Management Consultant	May 12, 1999	986,009
J. STEVEN FORTH[2] Vancouver, British Columbia *Director*	Founder, Chairman, and Chief Executive Officer of DNA Media Services Inc.; Founder, CEO of Recombine Systems Ltd. since June 2001	September 17, 2001	3,122,782
DAVE GADHIA[2] Burnaby, British Columbia *Director*	President of Gateway Casinos Inc.	September 17, 2001	Nil
ERIC J. GERRITSEN Arlington, Massachusetts *Director*	Senior Vice-President of Global Alliances for Terra Lycos.	November 30, 2001	470,588

(1) The information as to common shares beneficially owned has been provided by the directors themselves.
(2) Denotes a member of the Audit Committee.

The Company does not have an executive committee of its Board of Directors.

Advance notice of the Meeting was published in *The Globe & Mail* newspaper on Thursday, July 18, 2002 in accordance with section 134 of the *Canada Business Corporations Act.* No nominations for directors have been received from the members of the Company.

At the time of printing this Circular, the nominees know of no such amendment, variation or other matter expected to come before the Meeting other than those set out herein. If any matters which are not now known to the nominees should properly come before the Meeting, the persons named in the accompanying Proxy will vote on such matters in accordance with their best judgement.

EXECUTIVE COMPENSATION

Executive Officers

Summary of Compensation

"Named Executive Officer" means the Chief Executive Officer ("CEO") of the Company, regardless of the amount of compensation of that individual, and each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year and whose salary and bonus amounted to $100,000 or more. In addition, disclosure is also required for any individuals whose salary and bonus during the most recent fiscal year was $100,000 whether or not they are an executive officer at the end of the fiscal year.

At the end of the last financial year, the Company had two executive officers. Set out below is a summary of compensation paid to each of the executive officers of the Company (collectively, "Named Executive Officers") for the three most recently completed financial years:

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year[1]	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)	All Other Compensation ($)
Fred Fabro *President*	2002 2001 2000	125,000 150,000 Nil	Nil Nil Nil	Nil 35,000[2] 21,000[2]	1,249,200 Nil 500,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Blaine Bailey *CFO*	2002 2001 2000	91,670 110,000 Nil	Nil Nil Nil	Nil 35,000[2] 21,000[2]	653,000 Nil 500,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) year ending March 31
(2) Represents management fees

Long-term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". No LTIP awards were made to Named Executive Officers during the most recently completed financial year.

Options and Stock Appreciation Rights ("SARs")

The Company has a formal plan (the "Plan") under which stock options are granted which was approved by the shareholders of the Company at its annual general meeting held on September 17, 2001.

The Plan has been established to provide the Company with a share related mechanism to enable the Company and its subsidiaries to attract, retain and motivate qualified directors and employees to award directors and employees for their contribution toward the long term goals of the Company and its subsidiaries and to enable and encourage such individuals to acquire shares of the Company as long term incentives.

The Plan authorizes the board of directors to grant options to purchase common shares of the Company provided that, when exercised, such options will not exceed 9,865,354 common shares in the capital of the Company. The term of any options granted under the Plan will be fixed by the board of directors at the time the options are granted, provided that the options will not be permitted to exceed a term of ten years. The exercise price of any options granted under the Plan will be determined by the board of directors, in its sole discretion, but shall not be less than the closing price of the Company's shares on the day preceding the day on which the directors grant such options, less any discount permitted by the TSX Venture Exchange (the "Exchange"). Shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options by employees of the Company or its affiliates regularly employed on a full-time or part-time basis, directors of the Company and persons who perform services for the Company on an ongoing basis or who have provided, or are expected to provide, services of value to the Company.

The following stock options were granted to Named Executive Officers during the most recently completed financial year of the Company:

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Fred Fabro	925,000	18%	15¢	19¢	Feb. 1, 2005
	92,500	2%	15¢	19¢	Sept. 29, 2005
	176,200	3%	15¢	19¢	Nov. 14, 2006
	55,500	1%	15¢	19¢	Jan. 14, 2007
Blaine Bailey	370,000	7%	15¢	19¢	Feb. 1, 2005
	92,500	2%	15¢	19¢	Sept. 29, 2005
	135,000	3%	15¢	19¢	Nov. 14, 2006
	55,500	1%	15¢	19¢	Jan. 14, 2007

The following table sets forth details of all exercise of stock options or SARs during the most recently completed financial year by the Named Executive Officers and the financial year end value of unexercised options or SARs on an aggregated basis:

Aggregated option/SAR exercises during the most recently completed financial year and financial year-end option/SAR values

Name	Securities Acquired or Exercised (#)	Aggregate Value Realized[1] ($)	Unexercised Options/SARs at March 31, 2002		Value of Unexercised in-the-Money Options/SARs at March 31, 2002[2]	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Fred Fabro	Nil	Nil	1,749,200	Nil	N/A	Nil
Blaine Bailey	Nil	Nil	1,153,000	Nil	N/A	Nil

(1) "Aggregate Value Realized" is calculated by determining the difference between the market value of the securities underlying the options/SARs at the date of exercise and the exercise price of the options/SARS and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officers.

(2) Value using the closing price of the market value of the securities on March 31, 2002 less the exercise price per share.

Option and SAR Repricings

None of the options or SARs held by any Named Executive Officer have been repriced downward during the most recently completed financial year of the Company.

Compensation of Directors

There was no compensation paid to directors in their capacity as such during the Company's most recently completed financial year.

The Company granted the following incentive stock options to directors who are not Named Executive Officers of the Company during the Company's most recently completed financial year, as a group:

Number Granted	Exercise Price per Share	Date of Grant
1,295,000	15¢	Nov. 14, 2001

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has no employment contracts in respect of remuneration received or that may be received by a Named Executive Officer in the Company's most recently completed financial year in respect of compensating such officers in the event of termination of employment or a change in responsibilities following a change of control.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors, the proposed nominees for election as directors, senior officers, or their respective associates or affiliates, are or have been indebted to the Company or its subsidiaries since the beginning of the last completed financial year of the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the persons who were directors or officers of the Company at any time during the Company's last financial year, the proposed nominees for election to the board of directors of the Company, the insiders of the Company or the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, except as disclosed herein.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

MANAGEMENT CONTRACTS

There are no management functions of the Company or its subsidiaries which are to any substantial degree performed by a person or company other than the directors or senior officers (or private companies controlled by them, either directly or indirectly) of the Company or its subsidiaries.

APPOINTMENT OF AUDITORS

Auditors

The management of the Company intends to nominate Davidson & Company, Chartered Accountants, for appointment as auditors of the Company. Davidson & Company were first appointed as auditors to the Company on September 30, 1997. Forms of proxy given pursuant to the solicitation of the management of the Company will, on any poll, be voted as directed and, if there is no direction, for the appointment of Davidson & Company as auditors of the Company to hold office until the close of the next annual general meeting of the Company, at a remuneration to be fixed by the directors.

Audit Committee

In accordance with the *Canada Business Corporations Act*, the Company is required to have an audit committee comprised of three directors, two of whom are not officers or employees of the Company. The Company's current audit committee consists of:

Name	Present Office
Blaine Bailey	Director and CFO
Steven Forth	Director
Dave Gadhia	Director

PROPOSED AMENDMENT TO STOCK OPTION PLAN

The Company's current incentive stock option plan (the "Plan") was approved by the shareholders of the Company at the annual general meeting held on September 17, 2001. In accordance with the terms of the Plan, the aggregate number of shares issuable under the Plan together with previous stock options issued outside of the Plan was fixed at 11,070,354 common shares, representing approximately 20% of the Company's then issued and outstanding shares. The maximum number of shares issuable under the Plan alone was 9,865,354.

The purpose of the Plan is to provide the Company with a share related mechanism to enable the Company and its subsidiaries to attract, retain, motivate and reward qualified directors and employees. There are currently options to purchase 6,841,806 common shares issued and outstanding both under the Plan and outside of the Plan, which include 5,841,806 shares issuable under the Plan alone.

In order to permit the Company to continue to offer incentive options to eligible participants under the Plan, it is necessary to increase the number of options issuable pursuant to it. The Board has determined that it is appropriate to approve an amendment to increase the maximum number of shares that may be issued upon exercise of stock options granted under the Plan from 9,865,354 shares to 10,735,152 shares, which, together with 1,000,000 stock options issued outside of the Plan, will represent approximately 20% of the Company's issued and outstanding shares based on the issued and outstanding shares of the Company. At the Meeting, shareholders will be asked to pass an ordinary resolution approving the amendment to the Plan effecting this increase. The Company's directors and officers and their associates will abstain from voting on the resolution. The Plan amendment will also be subject to acceptance for filing by the Exchange. The Plan, including the proposed amendment, is available for review until the day preceding the Meeting by any shareholder at the Company's office, 300 – 56 East 2nd Avenue, Vancouver, British Columbia, V5T 1B1.

Accordingly, disinterested shareholders will be asked to pass an ordinary resolution at the Meeting (being approval by a simple majority of the votes cast in person or by proxy) to approve the amendment to the Plan. The Company will not recognize the votes of insiders of the Company or associates of the insiders of the Company in determining whether the resolution is passed.

GENERAL MATTERS

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the persons named in the Proxy intend to vote on any poll, in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters ratified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated at Vancouver, British Columbia the 26th day of July, 2002.

ON BEHALF OF THE BOARD

"Fred Fabro"	"Blaine Bailey"
Fred M. Fabro, President	Blaine Y. Bailey, Chief Financial Officer

82-2442

THOUGHTSHARE COMMUNICATIONS INC.

(the "Company")

PROXY

ANNUAL GENERAL MEETING
to be held on September 10, 2002

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE COMPANY

I am the registered owner of common shares in the capital of the Company and I appoint Fred Fabro, or, in this person's absence, Blaine Bailey, or

____

[*You may fill in the name of another person you wish to act for you; see note 1 at the end of this form.*]

as my proxy to attend and act for me in respect of all the common shares registered in my name at the annual general meeting (the "Meeting") of the Company to be held on September 10, 2002 and at any and all adjournments of that meeting. Without limiting the general powers conferred by this proxy, I direct my proxy to vote as follows:

(1) to elect the following as directors:

James J. Miller	VOTE FOR ( )	WITHHOLD VOTE ( )
Fred M. Fabro	VOTE FOR ( )	WITHHOLD VOTE ( )
Blaine Y. Bailey	VOTE FOR ( )	WITHHOLD VOTE ( )
J. Steven Forth	VOTE FOR ( )	WITHHOLD VOTE ( )
Dave Gadhia	VOTE FOR ( )	WITHHOLD VOTE ( )
Eric J. Gerritsen	VOTE FOR ( )	WITHHOLD VOTE ( )

(2) to appoint Davidson & Company, Chartered Accountants, as the Company's auditors to hold office until the close of the next annual general meeting and to authorize the directors to fix the remuneration paid to the auditors:

VOTE FOR ( ) WITHHOLD VOTE ( )

(3) to increase the number of shares reserved for issuance under the Company's Stock Option Plan from 9,865,354 shares to 10,735,152 shares on the basis set out in the section of the information circular headed "Proposed Amendment to Stock Option Plan":

VOTE FOR ( ) VOTE AGAINST ( )

IF I HAVE NOT SPECIFIED THAT MY PROXY VOTE IN A PARTICULAR WAY, THEN I DIRECT MY PROXY TO VOTE FOR EACH RESOLUTION AND TO VOTE FOR THE NOMINATED DIRECTORS AND THE NAMED AUDITORS.

I AUTHORIZE MY PROXY TO ACT FOR ME AND TO VOTE AS HE OR SHE SEES FIT ON ANY MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING. I revoke any proxy previously given by me for use at the Meeting of the Company.

Date: ______________________________ *(Proxies must be dated)*

Signature: ______________________________

Please Print:

Name: ______________________________

Address: ______________________________

____

____

NOTES TO SHAREHOLDER COMPLETING THIS FORM

1. YOU HAVE THE RIGHT TO APPOINT ANY PERSON (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE PERSON DESIGNATED IN THIS FORM TO ATTEND AND ACT FOR YOU AT THE MEETING. If you wish to exercise this right, you should strike out the names printed on this Proxy and insert the name of the person you wish to act for you at the Meeting.

2. If you give a proxy and the instructions in it are certain, then the shares represented by the proxy will be voted on any poll in accordance with your instructions, and, where you specify a choice with respect to any matter to be acted on, the shares will be voted on any poll accordingly.

3. You or your attorney authorized in writing must date and sign this Proxy.

4. If you are a corporation, you must execute this Proxy under seal or by an officer or attorney authorized in writing.

5. This Proxy is valid for one year from its date.

6. You must deposit this proxy with Computershare Trust Company of Canada, Attn: Shareholder Services, 6th Floor, 530 8th Avenue S.W., Calgary, Alberta, T2P 3S8 at least 48 hours before the time of the Meeting (excluding Saturdays, Sundays and holidays), or adjournment thereof.

82-2442

SUPPLEMENTAL MAILING LIST

ANNUAL RETURN CARD

TO: THOUGHTSHARE COMMUNICATIONS INC. (the "Company")

The undersigned certifies that he/she is the owner of shares of the Company and requests that he/she be placed on the Company's supplemental mailing list in respect of its interim financial statements.

DATED: ______________________________

____
Signature

____
Name - Please Print

____
Address

____
Name and title of person signing if different from names above

NOTE: If you wish to be included in the Company's supplemental mailing list in order to receive its interim financial statements, please complete and return this card to Computershare Trust Company of Canada, Attn: Shareholder Services, 6th Floor, 530 8th Avenue S.W., Calgary, Alberta, T2P 3S8